Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of StepStone Group Inc. for the registration of Class A common stock, preferred stock, debt securities, warrants, depositary shares, purchase contracts and units and to the incorporation by reference therein of our report dated June 23, 2021, with respect to the consolidated financial statements of StepStone Group Inc. included in its Annual Report (Form 10-K) for the year ended March 31, 2021, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Los Angeles, CA

November 15, 2021